EXHIBIT 99.1

Fury Continues to Expand the Hinge Target with Multiple Drill

Intercepts, Conducts Board of Directors and Management Site Visit

VANCOUVER, Canada – August 3, 2023 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for the first three 2023 core drill holes at the high-grade Eau Claire gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The 2023 drill program to date has focused on the continued expansion of the Hinge Target located immediately west of the Eau Claire Deposit with the goal of updating the Eau Claire Mineral Resource Estimate at the end of the season. Drilling at the Hinge Target continues to return multiple stacked zones of gold mineralization from each drill hole including 5.0 metres (m) of 3.6 g/t Au within a broader interval of 14.0m of 2.37 g/t Au. Additional drill intercepts include 6.5m of 2.66 g/t Au, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au (Table 1; Figure 1).

Drill holes 23EC-063 and 23EC-064 have expanded the Hinge Target gold mineralization 50m up-dip and 75m to the west respectively. Drill hole 23EC-064 represents the first of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. Importantly, the broad intercepts of 14.0m of 2.37 g/t Au, 6.0m of 2.77 g/t Au and 6.5m of 2.66 g/t Au continue to show the overall strength of the mineralized system within the Hinge Target.

These initial results provide confidence in the modeled sub-vertical geometry of the veining at the Hinge Target as the Company works towards a meaningful update to the currently defined Eau Claire Resource which was last estimated in 2018 at 853,000 ounces (oz) gold at an average grade of 6.18 g/t gold in the Measured and Indicated Category and 500,000 oz gold at 6.35 g/t gold in the inferred category1.

“Fury is pleased to announce the initial drill results from our 2023 drill program at Eau Claire, as these results further confirm our thesis that the Eau Claire resource is open for significant expansion. Importantly, we have continued to extend the mineralized footprint at the Hinge Target and confirmed our geologic model,” commented Tim Clark, CEO of Fury. “The results of the first three 2023 drill holes at Eau Claire are also important as we prepare for our resource update at year-end. As for the impact of the forest fire, we had a four-week hold on operations, but we are now actively drilling at full capacity with a helicopter and two drills turning on the property. Investors should expect a steady flow of news through year-end from Eau Claire, Percival, and a number of strong prospective anomalies to the east. With a recent directors and management site visit behind us, the three takeaways were: the reminder of the incredible infrastructure backdrop that exists in the James Bay region, the visual size and scale of the Eau Claire project today, and the tremendous potential for discovery surrounding the 30 kilometres of the Cannard Deformation Zone.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Table 1: Eau Claire Drill Results

Hole ID		From	To	Length (m)	Au g/t
23EC-062		451	452	1.00	10.35
		467	469	2.00	4.89
		493	507	14.00	2.37
	Incl.	499	504	5.00	3.60
		577.5	578	0.50	4.32
		581.5	582.5	1.00	4.97
		591	592	1.00	2.48
		622	628	6.00	2.77
	Incl.	622	623	1.00	7.61
		637.5	639	1.50	1.76
		667.5	669	1.50	1.47
		677	680	3.00	1.90
		693	695	2.00	1.11
23EC-063		417	418.5	1.50	3.63
		481	482	1.00	5.44
		488.5	489.5	1.00	2.65
		496	497	1.00	6.67
		529	531.5	2.50	2.67
		603	604.5	1.50	1.97
		656	658	2.00	1.45
		667	668.5	1.50	2.09
		684.5	691	6.50	2.66
	Incl.	688	689.5	1.50	5.49
		708	719	11.00	1.23
23EC-064		402	404	2.00	3.80
		503.5	504.5	1.00	2.82
		589.5	592.5	3.00	2.64
		622.5	623.5	1.00	2.63
		644.5	647.5	3.00	3.03
		672	673	1.00	9.31
		740	741	1.00	2.50
		749.5	757	7.50	1.30

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m

Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Downhole thickness was used due to the unknown zone orientations

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Western Hinge Target

The 2023 exploration program at the Hinge Target is focusing on the continued expansion of the gold mineralization to the west and up-dip while tightening up the drill spacing to 70-80m to prove continuity. The reported intercepts at the Hinge Target are defined by two 100m wide corridors of mineralization each hosting multiple subvertical quartz tourmaline veins (Figure 2). A total of nineteen discrete veins have been modeled within the two corridors to date. The Hinge Target remains open in all directions.

“The results from these first three 2023 drill holes build on the 2022 success at the Hinge Target. We have confirmed both continuity of the vein corridors as well as that the system remains open. The broad widths of mineralization, which we do not see typically within the core of the deposit, indicate the mineralization event at the Hinge Target was particularly intense. We look forward to additional results as the drill moves east towards the defined Eau Claire resource,” stated Bryan Atkinson, SVP, Exploration of Fury.

Eau Claire – Deposit Trend Long Section

FURY

23EC-062[2]
10.35 g/t Au over 1m
2.37 g/t Au over 14m
incl. 3.6 g/t Au over 5m
2.77 g/t Au over 6m
incl. 7.61 g/t Au over 1m
22EC-059[2]
22.77 g/t Au over 1.5m
22EC-048[2]
4.79 g/t Au over 3.5m
22EC-059[2]
15.3 g/t Au over 1.5m
21EC-022[1]
23.27 g/t Au over 7.09m
West
A
A'
Hinge
850 Zone
450 Zone
Eastern
Expansion
Gap
Zone
22EC-048[2]
20.6 g/t Au over 1m
5.86 g/t Au over 3.5m
22EC-055[2]
5.75 g/t Au over 4m
22EC-049[2]
21.4 g/t Au over 1m
23EC-064[2]
9.31 g/t Au over 1m
23EC-063[2]
2.66 g/t Au over 6.5m
incl. 5.49 g/t Au over 1.5m
1.23 g/t Au over 11m
22EC-058[2]
45 g/t Au over 1m
5.55 g/t Au over 1m
20EC-003[1]
4.45 g/t Au over 5.43m
incl. 8.9 g/t Au over 2.51m
21EC-013[1]
8.87 g/t Au over 2.88m
59.3 g/t Au over 0.96m
300 m
Plan View
North Limb Target
23EC-063
23EC-062
23EC-064
Eastern
Expansion
A
A'
Hinge Target
Gap
Zone
Basalt
300 m
Legend
Latest Drill Hole
Proposed Drill Hole
Completed Drill Hole
Block Model
Au g/t
10
5
2.5
1

1. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m; Downhole thickness was used due to the unknown zone orientations

Figure 1: Eau Claire Resource Long Section Looking North showing the location of the reported drill intercepts and the overall scale potential of the Hinge Target.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Eau Claire – Fold Hinge

Intercepts at the Western Fold Hinge Target

Looking West
22EC-048
22EC-049
22EC-054
22EC-055
23EC-062
23EC-063
23EC-064
22EC-046
22EC-047
21EC-041
22EC-059
B
B'
22.77 g/t Au over 1.5m
10.35 g/t Au over 1m
2.37 g/t Au over 14m
incl. 3.6 g/t Au over 5m
2.77 g/t Au over 6m
incl. 7.61 g/t Au over 1m
4.79 g/t Au over 3.5m
14.19 g/t Au over 1m
15.3 g/t Au over 1.5m
5.86 g/t Au over 3.5m
2.5 g/t Au over 5.5m
21.4 g/t Au over 1m
5.75 g/t Au over 4m
9.31 g/t Au over 1m
2.66 g/t Au over 6.5m
incl. 5.49 g/t Au over 1.5m
1.23 g/t Au over 11m
20.6 g/t Au over 1m
3.36 g/t Au over 3m
3.73 g/t Au over 3.5m
1.29 g/t Au over 17.5m
Basalt Flow
Legend
Latest Fury Drill Hole
Previously Released Fury Drill Hole
Historcial Drill Hole
Vein Corridor
Drill Intercept[1]
Au g/t
10
5
2.5
1
0.5
Basalt Flows
Mixed Magnesium-Tholeiite/Iron-Tholeiite
Basalt Flows
Iron-Tholeiite Dominant
Sediment-epiclastic
250 m
Plan View
North Limb Target
23EC-062
23EC-063
23EC-064
22EC-059
Hinge Target
Eastern Expansion
Gap Zone
Basalt
300 m

Figure 2: Cross Section of the Hinge Target Looking West, showing the multiple stacked sub-vertical veins.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

1 See the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” (the “Eau Claire Report”) dated effective February 4, 2018, prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., Allan Armitage, Ph.D., P.Geo., which can be found on the Company’s profile at www.sedar.com.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.4%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at the Hinge or Eau Claire areas will increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance given that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM terminology, which includes defined terms such as inferred, measured or indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com